[Chapman and Cutler LLP Letterhead]

March 3, 2021

VIA EMAIL & EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning:

This correspondence relates to the registration statements filed on Form N-1A by Innovator ETFs Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on January 15, 2020 for the Innovator MSCI EAFE Power Buffer ETF – April and the Innovator MSCI Emerging Markets Power Buffer ETF – April, each a series of the Trust (each, an “April MSCI Fund” and together, the “April MSCI Funds”). As set forth below, the Trust would like for each April MSCI Fund’s registration statement to go effective on March 30, 2021 in order for the respective April MSCI Fund to launch on April 1, 2021. In advance of going effective, each April MSCI Fund will update its registration statement to change its respective FLEX Options reference asset from an underlying index to an underlying exchange-traded fund, consistent with the relief granted to the Trust pursuant to ADI 2018-02 – Template Filing Relief and Rule 485(b)(vii) (the “Template Filing Relief”) of the Securities Act of 1933 (the “Securities Act”).

On January 15, 2020, the Trust filed registration statements pursuant to Rule 485(a) of the Securities Act for the April MSCI Funds, in addition to the Innovator Nasdaq-100 Power Buffer ETF – April and Innovator Russell 2000 Power Buffer ETF – April. Each of these funds utilized FLEX Options with a reference asset on an underlying index. The Trust made a correspondence filing on March 24, 2020, responding to comments provided by the Staff for these four funds. On April 1, 2020, the Trust launched only the Innovator Nasdaq-100 Power Buffer ETF – April and Innovator Russell 2000 Power Buffer ETF – April and postponed the launch of the April MSCI Funds due to market conditions at the time. The April MSCI Funds have made 485BXT filings each month to delay the effectiveness of the respective registration statements.

On October 27, 2020, the Trust made a Template Filing Relief request for its Defined Outcome Series in order to change its outstanding series with FLEX Options that reference an underlying index to reference exchange-traded funds that track such underlying index. On October 30, 2020, the Trust filed registration statements pursuant to Rule 485(a)(1) of the Securities Act for five Defined Outcome Series that represented each of the underlying indices undergoing the FLEX Options change (the “Template Filings”). The Staff granted the Template Filing Relief in December 2020 for all of the Trust’s launched index-based defined outcome series, which included the Innovator MSCI EAFE Power Buffer ETF – January and Innovator MSCI Emerging Markets Power Buffer ETF – January. In the Template Filing Relief, the Trust represented that: (i) the disclosure changes in the Template Filings were substantially identical to disclosure changes that would be made in subsequent post-effective amendment filings to the Trust’s other index-based defined outcome funds (the “Replicate Filings”); (ii) the Replicate Filings would incorporate changes made to the disclosure included in the Template Filings to resolve any Staff comments thereon; and (iii) the Replicate Filings would not include any other changes that would otherwise render them ineligible for filing under Rule 485(b) (the “Template Representations”).

In connection with an April 1, 2021 launch, the Innovator MSCI EAFE Power Buffer ETF – April will change its reference asset from the MSCI EAFE Investable Market Index – Price Return to the iShares MSCI EAFE ETF and the Innovator MSCI Emerging Markets Power Buffer ETF – April will change its reference asset from the MSCI Emerging Markets Investable Market Index – Price Return to the iShares MSCI Emerging Markets ETF. Each April MSCI Fund (i) will make changes prior to effectiveness consistent to a Replicate Filing, (ii) makes the same Template Representations applicable to the Innovator MSCI EAFE Power Buffer ETF – January and Innovator MSCI Emerging Markets Power Buffer ETF – January, respectively, in accordance with the Template Filing Relief and (iii) agrees to make any other changes the Staff has requested since the Template Filing Relief was granted with respect to the Trust’s other funds in the Defined Outcome Series. For these reasons, we are requesting the Staff to allow for the MSCI April Funds to rely on the Trust’s previously granted Template Filing Relief for an effective date of March 30, 2021.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

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